UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Amendment No: 1)*

Under the Securities Exchange Act of 1934

Gulfport Energy Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

402635304
(CUSIP Number)

May 18, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS

LG WF L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,718,245 (See Note 4)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,718,245 (See Note 4)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,718,245 (See Note 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.13% (See Note 4)

12	TYPE OF REPORTING PERSON
PN

1	NAME OF REPORTING PERSONS

Alan E. Goldberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,718,245 (See Note 4)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,718,245 (See Note 4)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,718,245 (See Note 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.13% (See Note 4)

12	TYPE OF REPORTING PERSON
IN

1	NAME OF REPORTING PERSONS

Robert D. Lindsay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,718,245 (See Note 4)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,718,245 (See Note 4)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,718,245 (See Note 4)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.13% (See Note 4)

12	TYPE OF REPORTING PERSON
IN

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13G (the “Schedule 13G”) dated February 27, 2017, filed jointly by (i) LG WF L.P. (“LG”), (ii) Alan E. Goldberg, and (iii) Robert D. Lindsay (Mr. Lindsay, together with LG and Alan E. Goldberg, the “Reporting Persons”), with respect to the shares of common stock, par value $0.01 per share (“Common Stock”), of Gulfport Energy Corporation (the “Issuer”). Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule 13G.

Items 4 and 5 of the Schedule 13G are hereby amended and supplemented to add the following:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:

Calculations of the percentage of shares of Common Stock beneficially owned assume a total of 182,835,801 shares of Common Stock outstanding as of May 1, 2017, according to information filed by the Issuer on May 9, 2017.  As of May 18, 2017, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person’s cover page.

Pursuant to an Agency and Redemption Agreement between Vitruvian and LG (the “Redemption Agreement”), on May 19, 2017, LG redeemed all of its capital interest in Vitruvian in exchange for 4,465,380 shares of Common Stock and the right to receive, when and if distributed, 1,252,865 shares of Common Stock held in escrow under the Purchase and Sale Agreement by and among the Issuer, Vitruvian and a subsidiary of the Issuer that may be released to Vitruvian in certain situations.  In connection with the Redemption Agreement, the Vitruvian Limited Liability Company Agreement was amended on May 18, 2017 such that certain dispositions of Common Stock by Vitruvian no longer require the approval of LG. As a result, LG no longer may be deemed to beneficially own the Common Stock held by Vitruvian.

(b) Percent of Class:

As of May 18, 2017, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person’s cover page.

(c) Number of Shares as to which such Person has:

(i) See each cover page hereof.

(ii) See each cover page hereof.

(iii) See each cover page hereof.

(iv) See each cover page hereof.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: June 1, 2017

LG WF L.P.

By:	LG WF GP LLC, its General Partner

By:	/s/ Alan E. Goldberg
Name:	Alan E. Goldberg
Title:	Executive Manager

By:	/s/ Robert D. Lindsay
Name:	Robert D. Lindsay
Title:	Executive Manager

ALAN E. GOLDBERG

By:	/s/ Alan E. Goldberg

ROBERT D. LINDSAY

By:	/s/ Robert D. Lindsay